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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Amdahl Corporation
                                (Name of Issuer)

                     Common Stock par value $0.05 per share
                         (Title of Class of Securities)

                                   023-905-102
                                 (CUSIP Number)

                                 Fujitsu Limited
                           Marunouchi Center Building
                             6-1, Marunouchi 1-chome
                          Chiyoda-ku, Tokyo 100, Japan

                                 Takashi Takaya
                          Director and Group President
                   Corporate Planning and Business Development
                                 Fujitsu Limited
                           Marunouchi Center Building
                             6-1, Marunouchi 1-chome
                          Chiyoda-ku, Tokyo 100, Japan
                            Telephone: 81-3-3216-0570
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With copies to:

                            Robert S. Townsend, Esq.
                             Morrison & Foerster LLP
                                425 Market Street
                      San Francisco, California 94105-2482
                            Telephone: (415) 268-7080

                                  July 30, 1997
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



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CUSIP No. 023-905-102              SCHEDULE 13D                Page 2 of 8 Pages


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1     NAME OF REPORTING PERSON                  Fujitsu Limited
      S.S. OR I.R.S. IDENTIFICATION NOS.  (no Social Security or I.R.S.
      OF ABOVE PERSONS                       identification number)
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2     CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (See Instructions)
      (a)                                                                    [ ]
         -----------------------------------------------------------------------
      (b)                                                                    [ ]
         -----------------------------------------------------------------------
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3     SEC USE ONLY

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4     SOURCE OF FUNDS
      not applicable
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [ ]
                           -------------------------------------------------
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Japan
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                  7     SOLE VOTING POWER

                        51,811,664 Common Shares
                  --------------------------------------------------------------
Number of Shares  8     SHARED VOTING POWER
  Beneficially
      Owned             0
     By Each      --------------------------------------------------------------
    Reporting     9     SOLE DISPOSITIVE POWER
   Person With
                        51,811,664 Common Shares
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      51,811,664
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
                    ----------------------------------------
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      42.14% of Outstanding Shares (using the number of outstanding
      Amdahl Corporation Common Shares on July 29, 1997, as advised by Amdahl Corporation, for computational purposes).
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
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CUSIP No. 023-905-102              SCHEDULE 13D                Page 3 of 8 Pages


      The following information is filed to amend the Statement on Schedule 13D dated March 24, 1993 ("Schedule 13D") of Fujitsu Limited, a Japanese corporation ("Fujitsu"), with respect to the Common Stock, par value of $0.05 per share of Amdahl Corporation (the "Company"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

      The Schedule 13D is amended in its entirety as follows:

ITEM 1.     SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.05 per share of the Company (the "Common Stock"), which has its principal executive offices at 1250 East Arques Avenue, Sunnyvale, California 94088.

ITEM 2.     IDENTITY AND BACKGROUND.

         The person filing this Statement is Fujitsu Limited, a corporation organized under the laws of Japan.

         The principal executive office of Fujitsu is located at Marunouchi Center Bldg., 6-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100, Japan. The names and business addresses of the directors and executive officers of Fujitsu are set forth in Exhibit 1 hereto and are incorporated herein by this reference.

         Fujitsu is engaged in the manufacture, distribution and sale of computers and other electronic equipment. The present principal occupation or employment of each of the directors and executive officers of Fujitsu is set forth in Exhibit 1 hereto and are incorporated herein by this reference.

         During the last five years, neither Fujitsu nor, to the best of its knowledge, any of the persons listed in Exhibit 1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Fujitsu or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Each of the persons listed in Exhibit 1 is a Japanese citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Fujitsu has not purchased any shares of Common Stock since the filing of the Schedule 13D.


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CUSIP No. 023-905-102              SCHEDULE 13D                Page 4 of 8 Pages


ITEM 4.     PURPOSE OF TRANSACTION.

         On June 29, 1997, Messrs. Takeshi Maruyama, Kazuto Kojima and Takashi Takaya, each employees of Fujitsu, resigned from the Company's Board of Directors in order to facilitate Fujitsu's consideration of an additional investment in the Company by Fujitsu. Copies of such resignation letters are attached hereto as Exhibit 2.

         By letter dated July 25, 1997 (the "Proposal Letter"), Fujitsu notified the Company's Board of Directors that it wished to commence negotiations regarding the acquisition by Fujitsu, subject to certain conditions, of all of the outstanding shares of Common Stock not currently owned by Fujitsu (the "Remaining Shares") at a price of $10.57 per share of Common Stock. The Proposal Letter is attached hereto as Exhibit 3.

         The Company and Fujitsu negotiated and entered into a Merger Agreement, dated July 30, 1997 (the "Merger Agreement") attached hereto as Exhibit 4 and described more fully in Item 6 below, pursuant to which Fujitsu International, Inc., a Delaware corporation and a wholly-owned subsidiary of Fujitsu (the "Purchaser") will, subject to certain conditions, commence a tender offer (the "Offer") for the Remaining Shares. Subject to certain terms and conditions, the Purchaser will then merge with and into the Company resulting in the Company becoming a wholly-owned subsidiary of Fujitsu (the "Transactions"). If the Transactions are consummated, the Common Stock would be delisted from the American Stock Exchange and the London Stock Exchange and the Company would no longer be subject to the information reporting requirements and other requirements of the Securities and Exchange Act of 1934, as amended.

         Although Fujitsu has entered into the Merger Agreement, there can be no assurance that the conditions to the Transactions will be satisfied or waived as provided in the Merger Agreement, either before or after commencement of the Offer, or that the Transactions will be consummated. Fujitsu's obligation to consummate the Transactions is subject to the terms and conditions of the Merger Agreement, including the conditions to Fujitsu's obligation to consummate the Offer described in Annex II to the Merger Agreement. If such conditions are not satisfied or waived as provided in the Merger Agreement, Fujitsu may determine not to consummate the Transactions and may continue to hold its shares of Common Stock for investment purposes or it may sell all or part of its holdings in the Company.

         On July 30, 1997, Fujitsu and the Company issued a joint press release announcing approval of the Merger Agreement. A copy of the press release is filed herewith as Exhibit 7 and is incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

         (a) As of July 30, 1997, Fujitsu is the beneficial owner of 51,811,664 shares of Common Stock or 42.14% of all such presently issued and outstanding shares (based upon a total of 122,957,555 shares of Common Stock outstanding as of July 29, 1997, as advised by the Company). Except as set forth above or in
Item 6 of this amendment, or as described in Exhibit 1 hereto, which description is incorporated herein by this reference, neither Fujitsu nor, to the best of its knowledge, any of the directors or executive officers of Fujitsu beneficially owns any shares of Common Stock.


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CUSIP No. 023-905-102              SCHEDULE 13D                Page 5 of 8 Pages


         (b) Fujitsu possesses the sole power to vote or to direct the vote and to dispose of or direct the disposition of all shares of Common Stock owned by it.

         (c) Neither Fujitsu nor any of its directors or executive officers has effected a transaction in the Common Stock during the past 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Fujitsu.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Company and Fujitsu are parties to an agreement, dated March 4, 1982, and amended on April 3, 1984 (copies of which were attached to Fujitsu's
Schedule 13D dated April 19, 1984), that provides for the modification of certain licensing agreements between the Company and Fujitsu upon the occurrence of any one of a number of triggering events. One such triggering event is the issuance by the Company of additional Common Stock or securities convertible into Common Stock to persons other than Fujitsu, unless the Company offers Fujitsu the opportunity to purchase such portion of the proposed issuance as is proportionate to Fujitsu's ownership of Common Stock prior to the proposed issuance. Fujitsu's limited right of proportionate participation does not extend to issues of stock with certain limited voting rights.

         The Company and Fujitsu were parties to a letter agreement, dated April 3, 1984, a copy of which was attached to Fujitsu's Schedule 13D dated April 19, 1984 (the "Previous Standstill Agreement"). Section 1 of the Previous Standstill Agreement, the terms of which restricted Fujitsu's right to acquire shares of Common Stock, expired on April 20, 1994.

         On July 9, 1997, the Company and Fujitsu entered into a letter agreement (the "Current Standstill Agreement") attached hereto as Exhibit 5, pursuant to which Fujitsu has agreed, for a period ending on the earlier of July 7, 1998 or the occurrence of one of a defined set of "Significant Events," not to (i) acquire, or to offer or agree to acquire, directly or indirectly, voting securities, rights in respect thereof or assets of the Company or any division or subsidiary, (ii) participate in any solicitation of proxies from the Company's stockholders, (iii) publicly announce or offer to enter into any extraordinary transactions involving the Company or any of its securities or assets, (iv) form or participate in a "group" as defined in the Securities Exchange Act of 1934, as amended, or (v) request the Company or any of its representatives to waive or amend any of the foregoing restrictions, without the Company's or the Company's Board of Directors' prior written consent.

         On June 29, 1997, Messrs. Takeshi Maruyama, Kazuto Kojima and Takashi Takaya, all employees of Fujitsu who were members of the Board of Directors of the Company resigned from the Board of Directors of the Company.

         The Company and Fujitsu entered into a Confidentiality Agreement, dated June 30, 1997 (the "Confidentiality Agreement"), attached hereto as Exhibit 6. Under the Confidentiality Agreement, in connection with Fujitsu's consideration of a possible transaction involving the


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CUSIP No. 023-905-102              SCHEDULE 13D                Page 6 of 8 Pages


Company, the Company agreed to provide Fujitsu with certain information concerning the business, financial condition, operations, assets and liabilities of the Company (the "Confidential Information"). Fujitsu agreed not to disclose any of the Confidential Information and to use such information solely for the purpose of evaluating a possible transaction with the Company.

         Pursuant to the Proposal Letter Fujitsu notified the Company's Board of Directors that it wished to commence negotiations regarding the acquisition by Fujitsu, subject to certain conditions, of all of the Remaining Shares.

         The Company and Fujitsu have entered into the Merger Agreement, attached hereto as Exhibit 4. Under the Merger Agreement, subject to certain conditions, the Purchaser will commence the Offer to purchase any and all of the issued and outstanding shares of Common Stock (other than shares currently held by Fujitsu or by the Purchaser) at a price of $12.00 per share (or at such higher price as the Purchaser, pursuant to the Merger Agreement, elects to offer) (the "Offer Price"). Under the Merger Agreement, the Company approves and consents to the Offer and agrees to recommend acceptance of the Offer by its stockholders. After consummation of the Offer, Purchaser, subject to certain terms and conditions, will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Fujitsu. By virtue of the Merger, each share of Common Stock, other than dissenting shares, shares held in the treasury of the Company or by any subsidiary of the Company and shares registered in the name of Fujitsu or the Purchaser, shall be converted into the right to receive an amount in cash equal to the Offer Price.

         As former Directors of the Company, Messrs. Takeshi Maruyama, Keizo Fukagawa, Kazuto Kojima and Takashi Takaya, all employees of Fujitsu, participated in the Company's 1974 Stock Plan and the 1994 Stock Incentive Plan, which are described in the Company's March 26, 1992 and March 20, 1997 definitive Proxy Statements, respectively. Under these Plans, such persons were granted options to purchase shares of Common Stock and the following portions of such grants remain exercisable: Mr. Keizo Fukagawa--options to purchase 15,000 shares of Common Stock exercisable for the remainder of the term of such option grants; and Mr. Kazuto Kojima--options to purchase 5,000 shares of Common Stock exercisable for a period of three months commencing on June 29, 1997, and options to purchase 7,500 shares of Common Stock exercisable for a period of six months commencing on June 29, 1997.

         Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Fujitsu or, to the best of its knowledge, any of its directors or executive officers and any other person with respect to any securities of the Company including, but not limited to, transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The summaries of the terms and provisions of certain documents set forth in Item 6 and elsewhere in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the terms and provisions of such documents, which are incorporated herein by reference.


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CUSIP No. 023-905-102              SCHEDULE 13D                Page 7 of 8 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         Exhibit 1 - Certain Information Pertaining to Fujitsu's Directors and
                     Executive Officers

         Exhibit 2 - Resignations of Certain Amdahl Corporation Directors

         Exhibit 3 - Proposal Letter, dated July 25, 1997

         Exhibit 4 - Merger Agreement, dated July 30, 1997

         Exhibit 5 - Letter Agreement, dated July 9, 1997

         Exhibit 6 - Confidentiality Agreement, dated June 30, 1997

         Exhibit 7 - Joint Press Release, dated July 30, 1997



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CUSIP No. 023-905-102              SCHEDULE 13D                Page 8 of 8 Pages


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 Dated:  July 30, 1997

                                 FUJITSU LIMITED



                                 By:  /s/ Kazuto Kojima
                                      ------------------------------------
                                    Kazuto Kojima
                                    Director and Group President
                                    Marketing Group and
                                    International Computer Business Group